EXHIBIT 99.1
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[LOGO- ABITIBI CONSOLIDATED]

                                                                   PRESS RELEASE
                                                                         A (TSX)
                                                                        ABY NYSE


     ABITIBI-CONSOLIDATED PRICES OFFERING OF US$450 MILLION OF 10-YEAR NOTES

MONTREAL, PQ, March 22, 2005 -- Abitibi-Consolidated Inc. today agreed to issue US$450 million of 8.375% Notes due 2015 (the "Notes"). The Notes will be offered and sold in a public offering in the United States only. The Notes were priced at par to yield 8.375%. The Notes will be issued by Abitibi-Consolidated Company of Canada ("ACCC"), and will be unconditionally guaranteed by Abitibi-Consolidated Inc. (the "Company"). The offering is expected to close on or about March 28, 2005, subject to customary conditions. The Notes will bear interest at the rate of 8.375% per annum, payable semi-annually in arrears, and will mature on April 1, 2015, unless redeemed or repurchased earlier.

The net proceeds from the offering will be used to repurchase for cash any and all of the Company's US$401 million of 8.30% notes due August 1, 2005 and a portion, if any, of ACCC's US$300 million of 6.95% notes due December 15, 2006 pursuant to tender offers launched on March 3, 2005 and to pay premiums, fees and expenses related to the tender offers. Any remaining proceeds from the offering will be used for other general corporate purposes, which may include the repurchase or repayment of other indebtedness, including repurchasing from time to time notes not tendered and purchased pursuant to the tender offers.

The Notes are being underwritten by a syndicate led by Citigroup Global Markets Inc. as lead bookrunner and Credit Suisse First Boston LLC as joint bookrunner. The prospectus and prospectus supplement relating to the Notes may be obtained from Citigroup Global Markets Inc.'s prospectus department, located at 140, 58th Street, Brooklyn, NY, 11220 or Credit Suisse First Boston LLC's prospectus department, located at One Madison Avenue, Level 1B, New York, NY 10010, or by faxing a request to 212-325-8057.

The Notes will be sold in the United States pursuant to a shelf registration statement declared effective by the U.S. Securities and Exchange Commission. The Notes are not qualified for sale in Canada or any other jurisdiction and may not be offered, sold or delivered in any such jurisdiction except in compliance with applicable laws.

Abitibi-Consolidated is a global leader in the production newsprint and uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, and generated sales of $5.8 billion in 2004. The Company owns or is a partner in 26 paper mills, 22 sawmills, 4 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the UK, South Korea, China and Thailand. With approximately 14,000 employees, excluding its PanAsia joint venture, Abitibi-Consolidated does business in approximately 70 countries. Responsible for the forest management of approximately 18 million hectares of woodlands, the Company is committed to the sustainability of the natural resources in its care. Abitibi-Consolidated is also the world's largest recycler of newspapers and magazines, serving 16 metropolitan areas in Canada and the United States and 130 local authorities in the United Kingdom, with 14 recycling centres and approaching 20,000 Paper Retriever(R) and paper bank containers.

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CONTACT:
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INVESTORS & FINANCIAL MEDIA:
Lorne Gorber
Director, Investor Relations & Financial Communications
(514) 394-2360
lorne_gorber@abitibiconsolidated.com